October 5, 2011

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, N.E.
Washington, D.C. 20549-4631

Attention: Karl Hiller

Re: Ivanhoe Energy Inc.
Form 10-K for Fiscal Year ended December 31, 2010 (File No. 000-30586)
Form 10-Q for Fiscal Quarter ended June 30, 2011 (File No. 000-30586)

Ladies and Gentlemen:

On behalf of Ivanhoe Energy Inc., a Yukon corporation (the “Company”) we refer to the comment letter received from the Staff of the Commission (the “Staff”) in an e-mail letter from Karl Hiller, dated September 15, 2011 (the “Comment Letter”), relating to the Form 10-K of the Company for the year ended December 31, 2010 (the “2010 Form 10-K”) as originally filed with the Securities and Exchange Commission (the “Commission”) on March 16, 2011 and the Form 10-Q of the Company for the period ended June 30, 2011 (the “2011 Form 10-Q”) as originally filed with the Commission on August 9, 2011.  The discussion below is presented in the order of the numbered comments in the Comment Letter.  Certain capitalized terms set forth in this letter are used as defined in the 2010 Form 10-K or 2011 Form 10-Q, as applicable.

Form 10-K for the Fiscal Year ended December 31, 2010

Liquidity and Capital Resources, page 28

1.
We note your disclosure explaining that you have not recorded a provision for asset retirement costs in connection with your oil and gas operations in China.  Tell us how you concluded that you have no obligation to remediate these wells and fields once you have completed production; and identify the party that you believe is responsible for the remediation. Please describe the procedures that are typically performed by you and by others in concluding operations on wells that have been depleted and identify the organization within China that regulates such activities in the areas of your operations.

Response to Comment 1

Ivanhoe treats failed wells differently from productive wells which come to the end of their productive lives. Failed wells, or dry holes, are abandoned immediately and the cost is expensed in the current period. Asset retirement obligations (“ARO”) are not required for these wells as there is no future environmental remediation required.

A successful well which comes to the end of its productive life will have been fully amortized; however it will have had no ARO recorded. The Company’s only successful wells have been in the Dagang field, therefore once a successful well has completed production, abandonment is governed by clause 4.6.2 of the Company’s production sharing contract for the Dagang Oilfield

(the “PSC”) with the China National Petroleum Corporation (“CNPC”). The PSC was filed on EDGAR on February 28, 2000 as exhibit 3.15 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999. The PSC requires both Ivanhoe and CNPC  to agree to abandon a well.  If Ivanhoe proposes an abandonment and CNPC does not agree, all of the Company’s obligations for payment of abandonment costs terminate and the obligation for future asset retirement costs will rest solely with CNPC.  To date, neither Party has proposed to abandon any successful wells at Dagang.

Ivanhoe has concluded that it need not record ARO in Dagang because no successful wells will be abandoned while the Company has an economic interest in the field. This conclusion is based on the Company’s examination of the following two scenarios: 1) an individual well ceasing production while other wells in the field continue to produce and 2) when all field production has ceased.

In the first scenario, an individual well ceasing production, this well will not be abandoned; it will be suspended instead. The reason for suspension is that very often old, non-producing wells find new lives at a later time.  New productive zones can be discovered through later work and it is much less expensive to re-enter an old well to access those reserves than it is to drill a new well.  Old wells also find different uses.  For instance, a suspended producing well can become a water injection well. In short, existing wells in a producing oil field have an option value that precludes them from being abandoned prior to abandoning the entire field.

In the second scenario, Ivanhoe will have relinquished its interest in the field many years before  the time when all field production has ceased. The basic structure of the PSC provides that Ivanhoe provides 100% of the capital and operating costs for the field and receives, in turn, less than 100% of the produced oil. This arrangement will become unprofitable before the field itself becomes unprofitable for CNPC, who, upon Ivanhoe’s relinquishment, will begin to fund 100% of the capital and operating expenses but will also receive 100% of the production.  Hence, CNPC’s economic horizon is much longer than Ivanhoe’s. The PSC ends in 2027 and the Company’s current projection indicates that, based on the economic  life of the field, CNPC could produce Dagang for a substantial number of years beyond 2027.

In summary, no successful wells at Dagang will be abandoned while the Company is involved with the field and ultimate field abandonment will take place by CNPC many years after the PSC has expired or the Company has turned the field back over to CNPC.

In 2010, Ivanhoe drilled two wells at the Zitong block under a production sharing contract with CNPC, filed on EDGAR on March 20, 2003 as exhibit 10.12 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002. The abandonment clauses are consistent with those described above for the Dagang PSC. Due to ongoing analysis and modeling of the reservoir at Zitong, the status of these wells has not yet been determined.

Procedures typically performed on wells depend on the circumstances. The difference between an abandoned well and a suspended well is a continuum. Suspended wells may have no more work done than simply shutting off the valves at the surface. They may also have the formerly producing horizon cemented shut. The intent is to preserve the well for potential future use.

An abandoned well will always have the formerly producing horizon cemented shut. Gas leaks, if any, will require a cement “squeeze”. The well will be filled with an inhibited fluid and the well bore itself cut-off a meter below the surface of the ground and a steel plate welded to the top.

The Company knows of no organization within China that regulates abandonment activities other than CNPC.

Financial Statements, page 36

Note 4 — Intangible Assets, page 47

2.
We note your intangible asset consists of an exclusive, irrevocable license to deploy HTL technology that you acquired in 2005; and that you have been developing the HTL process with the intent to commercialize.  Please disclose the status of such development and explain how you account for the costs.  Also tell us your basis for not amortizing the amounts capitalized and describe the support that you have compiled in concluding that such amounts continue to be fully recoverable, considering the extended period of time which you have held the license without achieving commercialization.

Response to Comment 2

The HTL™ technology is fully developed with ongoing research and development extending the useful life through continuation patents. Process refinement for project specific applications is undertaken at Ivanhoe’s Feedstock Test Facility (the “FTF”) located in San Antonio, Texas.  In June 2011, the Company successfully upgraded 9° heavy crude oil from the Company’s field in Ecuador to 17°, demonstrating commerciality of the HTL™ process. Also in June 2011, Ivanhoe received an additional patent covering petroleum applications of the HTL™ process, protecting both the HTL™ process and the upgraded products produced from the process. Additional expenditures related to the intangible asset, such as patent registration or legal costs, are expensed on the income statement as incurred.

The carrying value of the intangible asset has not been amortized because the asset has not yet been brought into use. Asset use would include commercial application of the technology for one of the Company’s exploration projects, licensing the technology to a third party or collecting royalties on the use of the technology by a third party. Once a commercial application of the technology occurs, the Company will review the pattern in which the economic benefits of the HTL™ technology will be consumed, or otherwise used up, and determine the appropriate method of amortization to be initiated at that time.

To ensure the capitalized amount of the intangible asset is fully recoverable, the Company looks for indicators of impairment at each reporting period and completes an annual impairment test, using the appropriate basis of accounting described below.

a)	Generally accepted accounting principles in Canada

Under Canadian GAAP, on a periodic basis, or if an adverse event or change occurred, the Company was required to review the intangible asset for qualitative indicators of impairment. After searching for any indicators of impairment, a two-step quantitative impairment test was required. The undiscounted future cash flows from the intangible asset were compared to the asset’s carrying value. If the undiscounted future cash flows were less than the carrying value, the carrying value of the asset would be reduced to its fair value calculated using discounted future cash flows.

Indicators of impairment specifically related to the intangible asset could include advancements of competitive technologies, narrowing heavy oil pricing differentials, development of alternative sources of energy, HTL™ patent expiries or the inability to successfully commercialize the HTL™ technology.

●
There have been no advancements in competitive technologies that would limit the relevance of the HTL™ technology.  Heavy oil is estimated to account for nearly 50% of total remaining global recoverable oil resources, yet current global heavy oil production constitutes only 12% of the total oil supply due to many challenges encountered in producing and monetizing heavy oil deposits.

●	Heavy oil pricing differentials are currently in the $20/barrel range and are expected to widen in the next decade with an increase in heavy crude production.

●	Ivanhoe has continued to expand patent coverage to protect innovations to the HTL™ technology and to significantly extend the Company’s portfolio of HTL™ intellectual property.

●
In 2010, the FTF was used to support basic and front-end engineering for a commercial-scale HTL™ plant for the Tamarack project in Alberta, Canada and support the conceptual design of several projects, including the Pungarayacu oil field in Block 20 of Ecuador.

●	Ivanhoe is currently pursuing a number of prospective HTL™ projects as business development opportunities.

●	The Company’s holding of the HTL™ license for an extended period of time is reasonable considering the technology is applicable to long lead time, international heavy oil projects.

After the technology was acquired in 2005, the Company initiated a search for potential applications. The Tamarack lease and  the Pungarayacu oil field were acquired in 2008 and the Company began hiring staff necessary for development of the projects.

In March 2010, a 28 well winter delineation program was completed at Tamarack, which provided information necessary for subsequent regulatory filings in furtherance of the development of the project. In support of these filings, Basic Engineering and Design and Front End Engineering and Design were completed in 2010 to generate a Class III (+25/-20%) capital cost estimate. In November 2010, Ivanhoe filed a comprehensive Environmental Impact Assessment with the Government of Alberta and regulators completed their initial review in May 2011. Ivanhoe anticipates submitting its response to the regulators’  supplemental information requests in the fourth quarter of 2011.  Additionally, design of the surface facilities for the project is ongoing with AMEC-BDR.

In Ecuador, Ivanhoe drilled two wells in 2010 with the first oil produced from the Pungarayacu field originating from the Company’s IP-5b well.  In June 2011, the Company successfully upgraded 9° heavy crude oil from the Company’s field in Ecuador to 17°.  A 190-kilometre 2-D seismic survey of Block 20  was also initiated during the second quarter of 2011 to assist in the selection of future appraisal drilling locations.

Given the magnitude of the Tamarack and Pungarayacu projects, development activities are proceeding as expected and Ivanhoe does not consider the passage of time since the Company’s acquisition of the HTL™ technology to be an indicator of impairment.

Upon considering the facts outlined above, the Company did not find any indicators of impairment.

In addition to evaluating qualitative indicators of impairment, Ivanhoe completed a quantitative impairment test at December 31, 2010, and determined the expected undiscounted cash flows of its prospective HTL™ projects were in significantly excess of the carrying value of the intangible asset and no write down was required.

b)	Generally accepted accounting principles in the United States

As outlined by Financial Accounting Standards No. 142 on Goodwill and Other Intangible Assets, US GAAP required Ivanhoe to assess annually, or more frequently if an adverse event occurred, whether or not there was any indication that the intangible asset may be impaired. Based on the discussion above, the Company did not find any indicators of impairment.

c)	International Financial Reporting Standards

At each reporting period, the Company will evaluate any potential impairment of the intangible asset under IFRS using the guidance provided by International Accounting Standard 36, Impairment of Assets. Ivanhoe will first look for any signs of impairment, similar to the indicators described above under Canadian GAAP.  If any indications of impairment exist, the intangible asset will then be tested for impairment by evaluating whether the carrying value of the intangible asset is greater than the recoverable amount of the asset. The recoverable amount of the intangible asset will be calculated as the higher of fair value less costs to sell or value in use.  If the carrying value is greater than the recoverable value, the intangible asset will be written down to the recoverable value. If no indicators of impairment are identified at each reporting date, the Company will complete the impairment test on an annual basis.

*  *  *  *

In connection with the foregoing, the Company represents and acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing;

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (403) 817-1107.

Sincerely,

/s/ Gerald Schiefelbein
Gerald Schiefelbein
Chief Financial Officer

cc:	Steven Robertson Goodmans LLP Andrew J. Foley Paul, Weiss, Rifkind, Wharton & Garrison LLP